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Free Writing Prospectus

Van Eck Merk Gold Trust

Four Hot ETFs With Strong Relative Momentum

0001546652

Pursuant to 433/164

333-180868

Four Hot ETFs With Strong Relative Momentum

Gregg Greenburg:  Steve Blumenthal, one ETF you like over at CMG is the Van Eck Merk Gold ETF. It's having a great year so far, up around 16 percent. You have about five percent weighting in your asset allocation for this particular ETF. Why is that?

Steve Blumenthal:  Gold, first of all, is an important risk to have within a portfolio. We view gold as a hedge against the irresponsibility of global central banks. When you lose confidence, it's an important asset class to have.

The problem with gold is that oftentimes is in a cyclical bear trend. Sometimes it's in a cyclical bull trend, and we want to own it when it's in that up trend. I like this ETF a lot. I like gold now. Gold's in a cyclical bull trend. The way that we measure that is by looking at a shortterm moving average. How's the price doing against itself over the last 13 weeks compared to the last 34 weeks?

When the shorter trend starts moving higher, it's done a great job over the last 20 years of identifying the bull periods and the bear periods. We'll own within our total portfolio, up to 10 percent into gold. Right now we have a five percent weighting.

Gregg:  You also own the SPDR Dow Jones REIT ETF. This is the RWR. It's having a pretty good year so far. It's up around four percent. Certainly beating the SNP. It's done well because we've heard more dovish talk from the fed of late. What happens if they start talking about tightening again?

Steve:  Then we're going to see it go the other way. That's what will happen. If I take a step back and I look at portfolio construction in general, let me shape why we have this position now, why we might not have it in three months from now?

Valuations on the market, looking at median P/E  22.6 at the end of March. If I put that in perspective, that's a higher valuation level than where we were in 2007, at the top, prior to the last crisis. The stocks are richly priced. We own equities, but we've reduced

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our equity exposure from, let's say, 70 percent to 30 percent, and we own equities in a hedged way.

We also have a sleeve in which we run a tactical portfolio. It's a strategy, and that strategy is a 10 or 15 percent weight within a portfolio. Right now, for us, it's a 10 percent weight. What we do within it is, we measure various different ETFs against each other. We sleeve them off and we run this relative strength momentum check and we're buying the ones with the strongest price leadership.

In that case, we own REITs right now. If, within three months, we move in a different direction with fed policy, rates go higher again and impact asset classes such as REITs, then we'll compare the REITS to other assets in the class, we may own something else.

Gregg:  There's also going to be a lot of worry about emerging market bonds and stocks, should the fed start talking a bit more hawkishly. You own the iShares Emerging Markets High Yield bond ETFs, it's the EMHY. It pays like seven percent yield. Once again, what's going to happen to this one if the fed gets a little bit more hawkish?

Steve:  It compares against  within this basket of things we're looking at things like utilities, or healthcare sector, or we're looking at shortterm treasury bills. It's running this comparison against a number of things.

If the fed gets hawkish again, there is now $10.8 trillion in emerging market debt, foreign debt, denominated in dollars. If the fed raises its interest rates, the dollar goes up, that 10.8 trillion might be 12 trillion when it's due to be paid back. It's really going to hurt emerging markets.

What we're seeing is that the fed has certainly backed away from that posture. Emerging market asset classes, highyield emerging markets in general have been doing better than a lot of other asset classes.

Gregg:  Well, you've got emerging market stocks because you also like the VWO. This is a Vanguard FTSE Emerging Markets ETF. You ought to worry about China and their debt right now. There's a lot of Chinese stocks in this particular ETF.

We've talked a little bit about what the fed's going to do and what that's going to do to emerging markets. What about the fundamentals?

Steve:  The fundamentals aren't great. The debt is high. We've got a slowing world. We're in a recession globally, I believe. You put that in a combination with debt, but that's not good. That's concerning to me. This is a piece within the portfolio. We own it because it's been doing better than the other things that it could choose from.

If in three months from now, our typical holding period in this tactical approach is somewhere between one to four months, if China continues to be the emerging market, VWO continues to be the leading price performer within the group it's comparing to, we'll continue to own it.

Gregg:  All right. We're going to watch. Thanks a lot Steve.

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Steve:  Thank you very much Gregg.

Gregg:  Thank you for watching "The Street."

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